CUSIP No. 09523Q 200	Page 1 of 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Ilia M. Papas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 400,694
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power* 400,694
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 400,694
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 4.9%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

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Item 1.

	(a)	Name of Issuer Blue Apron Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 28 Liberty Street New York, NY 10005

Item 2.

	(a)	Name of Person(s) Filing Ilia M. Papas

	(b)	Address of Principal Business Office or, if none, Residence 539 Atlantic Avenue, #170365 Brooklyn, NY 11217

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share

	(e)	CUSIP Number 09523Q 200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 400,694 (1)

	(b)	Percent of class: 4.9%(2)(3)

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 400,694

(ii) Shared power to vote or direct the vote: 0

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(iii)	Sole power to dispose or direct the disposition of: 400,694

(iv)	Shared power to dispose or direct the disposition of: 0

(1)

Consists of (a) 10,825 shares of Class A Common Stock held of record by Mr. Papas, and (b) 389,869 shares of Class B Common Stock held of record by Mr. Papas, which are convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election.

(2)

Based upon 7,608,045 issued and outstanding shares of the Issuer’s Class A Common Stock as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019. Gives effect to a 1-for-15 reverse stock split of the Issuer’s Class A Common Stock and Class B Common Stock effectuated by the Issuer effective after market close on June 14, 2019. Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a), by (b) the sum of (i) 7,608,045 issued and outstanding shares of the Issuer’s Class A Common Stock as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, (ii) 389,869 shares of Class B Common Stock beneficially owned by the Reporting Person as of December 31, 2019, which are convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election, and (iii) 100,000 shares of Class A Common Stock of the Issuer issued on October 29, 2019, to the Reporting Person by the Issuer upon the conversion by the Reporting Person of 100,000 shares of Class B Common Stock to Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. All outstanding share information of the Issuer’s Class A Common Stock and Class B Common Stock gives effect to a 1-for-15 reverse stock split of the Issuer’s Class A Common Stock and Class B Common Stock effectuated by the Issuer effective after market close on June 14, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

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Item 10.	Certification

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Ilia M. Papas
Ilia M. Papas